Exhibit 99.1

Volvo: Truck Deliveries January-August 2007

STOCKHOLM, Sweden--Regulatory News:

Total deliveries of trucks from the Volvo Group’s (Nasdaq:VOLV) four truck companies through August this year amounted to 135,781, which is a decrease of 4%, compared with the year-earlier period. Deliveries from Nissan Diesel only include the period April to August 2007. Excluding Nissan Diesel, deliveries amounted to 119,109, a decrease by 16%, compared with the year-earlier period.

The Volvo Group is one of the world’s leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 93,000 people, has production facilities in 18 countries and sells their products in more than 180 markets. Annual sales of the Volvo Group amount to about 27 billion euro. The Volvo Group is a publicly-held company headquartered in Göteborg, Sweden. Volvo shares are listed on the Stockholm stock exchange and on NASDAQ in the US.

The character of the information is such that AB Volvo (publ) may be under an obligation to disclose it in accordance with the Swedish Securities and Clearing Operations Act and/or the Swedish Financial Instruments Act. The information was disclosed to the media on 0924, 2007 at 08.30 a.m.

This information was brought to you by Cision http://newsroom.cision.com

Media Relations:
Renault Trucks
Bernard Lancelot, , +33 (0)4 72 96 58 89
or
John Walsh, Mack, +1 610 7092560
or
Volvo Trucks
Claes Claeson, +46 31-66 39 08
or
Investor Relations:
AB Volvo
Christer Johansson, +46 31 66 13 34
or
Patrik Stenberg, +46 31 66 13 36